UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G

(Corrective Filing **)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CNX Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12653C108
(CUSIP Number)

January 11, 2021 **
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**
This Schedule 13G is being filed solely to clarify that a Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on January 11, 2021 (the “Original Filing”) relates to securities of CONSOL Energy, Inc. and not to securities of CNX Resources Corp.

The Original Filing was erroneously filed under the SEC Edgar filing code relating to CNX Resources Corporation.

SCHEDULE 13G

**   This Schedule 13G is being filed to clarify that a Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on January 11, 2021 (the “Original Filing”) relates to securities of CONSOL Energy, Inc. and not to securities of CNX Resources Corp.

The Original Filing was erroneously filed under the SEC Edgar filing code relating to CNX Resources Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 12, 2021

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file Schedule 13G on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.